     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1995

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                               ----------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

A. EXACT NAME OF TRUST:

                         KEMPER DEFINED FUNDS SERIES 45
B. NAME OF DEPOSITOR:
                         KEMPER UNIT INVESTMENT TRUSTS
                     (a service of Kemper Securities, Inc.)
C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                         KEMPER UNIT INVESTMENT TRUSTS
                        77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        Copy to:
            ROBERT K. BURKE                          MARK J. KNEEDY
     Kemper Unit Investment Trusts               c/o Chapman and Cutler
    77 West Wacker Drive, 29th Floor             111 West Monroe Street
        Chicago, Illinois 60601                 Chicago, Illinois 60603

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                                    AMOUNT OF
    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM     REGISTRATION
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE     FEE
- -----------------------------------------------------------------------------------------------
Kemper De-                           30,000 Units         ($10 per Unit) $300,000    $103.45
fined Funds
Series 45

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                         KEMPER DEFINED FUNDS SERIES 45

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                   FORM N-8B-2                           FORM S-6
                   ITEM NUMBER                    HEADING IN PROSPECTUS
                   -----------                    ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1.     (a) Name of trust.............   Prospectus front cover
         (b) Title of securities          Prospectus front cover
           issued......................
  2.     Name and address of each         Miscellaneous
         depositor.....................
  3.     Name and address of trustee...   Miscellaneous
  4.     Name and address of principal    Public Offering of Units
         underwriters..................
  5.     State of organization of         The Trust Funds
         trust.........................
  6.     Execution and termination of     The Trust Funds; Administration of the
         trust.........................    Trust Funds
  7.     Changes of name...............   *
  8.     Fiscal year...................   Tax Status
  9.     Litigation....................   *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
 10.     (a) Registered or bearer         Rights of Unitholders
           securities..................
         (b) Cumulative or distributive   Administration of the Trust Funds
           securities..................
         (c) Redemption................   Redemption
         (d) Conversion, transfer,        Rights of Unitholders
           etc.........................
         (e) Periodic payment plan.....   *
         (f) Voting rights.............   Rights of Unitholders
         (g) Notice of                    Administration of the Trusts Funds
           certificateholders..........
         (h) Consents required.........   Rights of Unitholders; Administration
                                           of the Trust Funds
         (i) Other provisions..........   Tax Status
 11.     Type of securities comprising    The Trust Funds; Portfolios
         units.........................
 12.     Certain information regarding    *
          periodic payment
          certificates.................
 13.     (a) Load, fees, expenses,        Essential Information; Public Offering
           etc.........................    of Units; Comparison of Public
                                           Offering Price and Redemption Value;
                                           Estimated Current Return and
                                           Estimated Long-Term Return; Expenses
                                           and Charges
         (b) Certain information
           regarding periodic payment
           certificates................   *
         (c) Certain percentages.......   Essential Information; Public Offering
                                           of Units

- --------
*Inapplicable, answer negative or not required.

                   FORM N-8B-2                            FORM S-6
                   ITEM NUMBER                     HEADING IN PROSPECTUS
                   -----------                     ---------------------
        (d) Certain other fees, etc.       Rights of Unitholders; Expenses and
          payable by holders............    Charges
        (e) Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         Expenses and Charges; Public Offering
          affiliated persons............    of Units
        (f) Ratio of annual charges to     *
          income........................
 14.    Issuance of trust's securities..   The Trust Funds; Rights of Unitholders
 15.    Receipt and handling of payments
         from
         purchasers.....................   *
 16.    Acquisition and disposition of
         underlying securities..........   The Trust Funds; Administration of the
                                            Trust Funds
 17.    Withdrawal or redemption........   Public Offering of Units; Redemption;
                                            Comparison of Public Offering Price
                                            and Redemption Value
 18.    (a) Receipt, custody and           Administration of the Trust Funds
          disposition of income.........
        (b) Reinvestment of                Distribution Reinvestment
          distributions.................
        (c) Reserves or special funds...   Expenses and Charges
        (d) Schedule of distributions...   *
 19.    Records, accounts and reports...   Administration of the Trust Funds;
                                            Miscellaneous
 20.    Certain miscellaneous provisions
         of trust
         agreement
        (a) Amendment...................   Administration of the Trust Funds
        (b) Termination.................   Administration of the Trust Funds
        (c) and (d) Trustee, removal and   Resignation, Removal and Liability
          successor.....................
        (e) and (f) Depositor, removal     Resignation, Removal and Liability
          and successor.................
 21.    Loans to security holders.......   *
 22.    Limitations on liability........   Resignation, Removal and Liability
 23.    Bonding arrangements............   *
 24.    Other material provisions of       *
         trust agreement................

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
 25.    Organization of depositor.......   Miscellaneous
 26.    Fees received by depositor......   See Item 13(a) and 13(e)
 27.    Business of depositor...........   Miscellaneous
 28.    Certain information as to
         officials and affiliated
         persons of depositor...........   Miscellaneous
 29.    Voting securities of depositor..   Miscellaneous
 30.    Persons controlling depositor...   Miscellaneous
 31.    Payment by depositor for certain
         services
         rendered to trust..............   *
 32.    Payment by depositor for certain
         other services
         rendered to trust..............   *

- --------
*Inapplicable, answer negative or not required.

                   FORM N-8B-2                            FORM S-6
                   ITEM NUMBER                     HEADING IN PROSPECTUS
                   -----------                     ---------------------
 33.    Remuneration of employees of       *
         depositor......................
 34.    Remuneration of other persons
         for certain services
         rendered to trust..............   *

                        IV. DISTRIBUTION AND REDEMPTION
 35.    Distribution of Trust's            Public Offering of Units
        securities by states............
 36.    Suspension of sales of trust's     *
        securities......................
 37.    Revocation of authority to         *
        distribute......................
 38.    (a) Method of Distribution......   Public Offering of Units
        (b) Underwriting Agreements.....   Public Offering of Units
        (c) Selling Agreements..........   Public Offering of Units
 39.    (a) Organization of principal      Miscellaneous
          underwriters..................
        (b) N.A.S.D. membership of
          principal
          underwriters..................   Miscellaneous
 40.    Certain fees received by           See Items 13(a) and 3(e)
        principal underwriters..........
 41.    (a) Business of principal          Miscellaneous
          underwriters..................
        (b) Branch offices of principal    *
          underwriters..................
        (c) Salesmen of principal          *
          underwriters..................
 42.    Ownership of trust's securities    *
         by certain persons.............
 43.    Certain brokerage commissions
         received by principal
         underwriters...................   Public Offering of Units
 44.    (a) Method of valuation.........   Public Offering of Units; Comparison
                                            of Public Offering Price and
                                            Redemption Value
        (b) Schedule as to offering        *
          price.........................
        (c) Variation in offering price    Public Offering of Units
          to certain persons............
 45.    Suspension of redemption rights.   Redemption
 46.    (a) Redemption valuation........   Redemption; Public Offering of Units;
                                            Comparison of Public Offering Price
                                            and Redemption Value
        (b) Schedule as to redemption      *
          price.........................
 47.    Maintenance of position in         Public Offering of Units; Comparison
         underlying securities..........    of Public Offering Price and
                                                                               Redemption Value; Redemption
               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
 48.    Organization and regulation of     Administration of the Trust Funds;
         trustee........................    Miscellaneous
 49.    Fees and expenses of trustee....   Expenses and Charges
 50.    Trustee's lien..................   Expenses and Charges

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
 51.    Insurance of Holders of trust's    *
         securities.....................

- --------
*Inapplicable, answer negative or not required.

                    FORM N-8B-2                             FORM S-6
                    ITEM NUMBER                      HEADING IN PROSPECTUS
                    -----------                      ---------------------

                           VII. POLICY OF REGISTRANT
 52.    (a) Provisions of trust agreement
          with respect to selection or
          elimination of underlying          The Trust Funds; Portfolios;
          securities.......................   Administration of the Trust Funds
        (b) Transactions involving
          elimination of underlying
          securities.......................  *
        (c) Policy regarding substitution
          or elimination of underlying
          securities.......................  Administration of the Trust Funds
        (d) Fundamental policy not           *
          otherwise covered................
 53.    Tax status of Trust................  Tax Status

                   VII. FINANCIAL AND STATISTICAL INFORMATION
 54.    Trust's securities during last ten   *
         years.............................
 55-58. Certain information regarding
         periodic payment certificates.....  *
 59.    Financial statements (Instruction    Statements of Condition; Report of
         1(c) to Form S-6).................   Independent Certified Public
                                              Accountants



- --------
*Inapplicable, answer negative or not required.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
                   PRELIMINARY PROSPECTUS DATED JUNE 20, 1995
                             SUBJECT TO COMPLETION

KEMPER DEFINED FUNDS SERIES 45
GNMA PORTFOLIO, SERIES 6 (REINVESTMENT TRUST)
GNMA PORTFOLIO, SERIES 7

GNMA Portfolio, Series 6 was formed for the purpose of obtaining safety of capital and current monthly distributions of interest through investment in a portfolio primarily consisting of mortgage-backed securities of the modified pass-through type. For GNMA Portfolio, Series 6 only, in an effort to minimize the effect of principal payments and prepayments during the period when such reinvestment is practical in the opinion of the Sponsor (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all distributions of principal into additional Ginnie Maes which are similar as to maturity and interest rates as the Ginnie Maes upon which the principal was received. The Sponsor currently expects the Reinvestment Period to last approximately 5 years from the Initial Date of Deposit. There may be times in which such reinvestment will not be feasible because the additional Ginnie Maes are not available or for other reasons described herein. Amounts in the Principal Account which cannot be reinvested during the Reinvestment Period will be distributed to Unitholders semi-annually unless the amount available for distribution is less than $.01 per Unit.
GNMA Portfolio, Series 7 was formed for the purpose of obtaining safety of capital and current monthly distributions of interest and principal through investment in a portfolio primarily consisting of mortgage-backed securities of the modified pass-through type. The Trustee will not reinvest distributions of principal into additional Ginnie Maes for GNMA Portfolio, Series 7 but will distribute payments and prepayments of principal to Unitholders as described herein.
All payments of principal and interest on the mortgage-backed securities are fully guaranteed by the Government National Mortgage Association ("GNMA"). The full faith and credit of the United States is pledged to the payment of the securities in each Trust but the Units themselves are not backed by such full faith and credit. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the portfolio which will generally decrease or increase inversely with changes in interest rates. Units of the Trusts are particularly well suited for purchase by Individual Retirement Accounts, Keough Plans, pension funds and other tax deferred retirement plans. Minimum purchase for any Trust: $1,000 ($250 for IRA accounts).

RISK FACTORS. Units of a Trust are not deposits of, or guaranteed by, any bank, and Units are not Federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal. For a discussion of the risks associated with an investment in Units of a Trust, see "The Trust Funds--Risk Factors and Portfolio Information."

- --------------------------------------------------------------------------------

                     SPONSOR: KEMPER UNIT INVESTMENT TRUSTS
                     (A service of Kemper Securities, Inc.)

- --------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

                       PROSPECTUS DATED            , 1995

KEMPER DEFINED FUNDS SERIES 45

ESSENTIAL INFORMATION
AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR: KEMPER UNIT INVESTMENT TRUSTS, A SERVICE OF KEMPER SECURITIES, INC.
TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

                                                 GNMA SERIES 6    GNMA SERIES 7
                                                ----------------  -------------
Public Offering Price Per Unit................  $                    $
Principal Amount of Securities per Unit.......  $                    $
Estimated Current Return based on Public Of-
 fering Price(1) (2) (3)......................                  %           %
Estimated Long-Term Return (1) (2) (3)........                  %           %
Principal Amount of Securities................  $                    $
Number of Units...............................
Fractional Undivided Interest per Unit........
Calculation of Public Offering Price--Less
 than 10,000 Units:
 Aggregate Offering Price of Securities.......  $                    $
 Aggregate Offering Price of Securities per
  Unit........................................  $                    $
 Plus Maximum Sales Charge per Unit (4).......  $                    $
 Less Deferred Sales Charge per Unit (4)......  $                    $
 Public Offering Price per Unit (5)...........  $                    $
Redemption Price Per Unit.....................  $                    $
Sponsor's Initial Repurchase Price per Unit...  $                    $
Excess of Public Offering Price per Unit over
 Redemption Price per Unit....................  $                    $
Excess Public Offering Price per Unit over
 Sponsor's Initial Repurchase Price per Unit..  $                    $
Calculation of Estimated Net Annual Interest
 Rate per Unit:
 Estimated Annual Interest Rate...............                  %           %
 Less: Estimated Annual Expenses expressed as
  a percentage................................                  %           %
                                                ----------------     -------
 Estimated Net Annual Interest Rate...........                  %           %
Estimated Daily Rate of Net Interest Accrual
 per Unit.....................................  $                    $
Trustee's Annual Fee per $1,000 principal
 amount of Securities (6).....................  $                    $
Trustee's Annual Estimated Expenses per $1,000
 principal amount of Securities (6)...........  $                    $
Estimated Annual Organizational Expenses per
 Unit (7).....................................  $                    $
Interest Payments (8):
 First Payment per Unit, representing    days.  $                    $
Sales Charge (4):
 As a percentage of Public Offering Price per
  Unit........................................                  %           %
 As a percentage of net amount invested.......                  %           %
 As a percentage of net amount invested in
  earning assets..............................                  %           %
Type of GNMA Securities.......................
Estimated Average Life of GNMA Securities.....
Weighted Average Years to Maturity............
Evaluator's Maximum Annual Evaluation Fee per
 $1,000 Principal Amount of Securities........  $                    $
Sponsor's Maximum Annual Surveillance Fee per
 $1,000 Principal Amount of Securities........  $                    $
Cusip Numbers.................................
Initial Date of Deposit.......................            , 1995
First Settlement Date.........................            , 1995
Mandatory Termination Date....................
Minimum principal value of the Trust under
 which Trust Agreement may be terminated......  40% of the initial aggregate principal amount of Securities
                                                deposited in a Trust

- --------
   Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central
   Time) next following receipt of an order for a sale or purchase of Units or receipt by Investors Fiduciary Trust Company of Units tendered for redemption.

- --------
(1) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering of Units--Public Offering Price."
(2) The Estimated Current Returns are calculated by dividing the estimated net annual interest rate per Unit by the Public Offering Price. The estimated net annual interest rate per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, principal reinvestment, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and the estimated average life of all the Securities and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and the estimated average lives or estimated retirement dates, as the case may be, of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations includes only the net annual interest rate and Public Offering Price.
(3) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, principal reinvestment, redemption, maturity, call, exchange or sale of the underlying Securities and with changes in the average life assumptions of the GNMA pools. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" or are available upon request at no charge from the Sponsor.

(4) The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge for a Trust of 3.95% and 3.50% of the Public Offering Price for Long-Term and Midget Trusts, respectively, and the amount of the remaining deferred sales charge (initially $0.195 and $0.150 per Unit for Long-Term and Midget Trusts, respectively). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of
    $0.039 or $0.030 per Unit commencing             , 1996 and on each
    thereafter through             , 2000. Units purchased subsequent to the
    initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected (plus the applicable initial sales charge). These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 3.95% and 3.50% of the Public Offering Price for Long-Term and Midget Trusts, respectively, (4.112% and 3.627% of the aggregate value of the Securities for Long-Term and Midget Trusts, respectively.) Units redeemed or sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such redemption or sale and will be paid out of the proceeds from such redemption or sale.
(5) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be included in the Public Offering Price.
(6) See "Expenses and Charges."

(7) Each Trust (and therefore the Unitholders of the respective Trust) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolios and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period or over the life of the Trust if less than five years. See "Expenses and Charges" and "Statements of Condition." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.
(8) Unitholders will receive interest distributions monthly. The Record Date
    is the first day of the month, commencing           , 1995, and the
    distribution date is the fifteenth day of the month, commencing
              , 1995.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units" and "Expenses and Charges." Although each Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                                 GNMA SERIES 6

                                                                     AMOUNT PER
                                                                     100 UNITS
                                                                     ----------
UNITHOLDER TRANSACTION EXPENSES
 Initial Sales Charge Imposed on Purchase (as a percent-
  age of offering price)..................................  2.00%(1)   $20.00
 Deferred Sales Charge (as a percentage of original pur-
  chase price)............................................  1.95%(2)    19.50
                                                           ------      ------
                                                            3.95%      $39.50
                                                           ======      ======
ESTIMATED ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
 Trustee's Fee............................................ 0.088%      $ 0.88
 Portfolio Supervision and Evaluation Fees................ 0.043%        0.43
 Organizational Expenses..................................      %
 Other Operating Expenses................................. 0.019%        0.19
                                                           ------      ------
   Total..................................................      %      $
                                                           ======      ======

                                    EXAMPLE


                                               CUMULATIVE EXPENSES PAID FOR
                                                        PERIOD OF:
                                              -------------------------------
                                              1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                              ------ ------- ------- --------
An investor would pay the following expenses
 on a $1,000 investment, assuming the esti-
 mated operating expense ratio of      % on
 the Trust and a 5% annual return on the in-
 vestment throughout the periods.............  $      $       $        $

                                 GNMA SERIES 7

                                                                     AMOUNT PER
                                                                     100 UNITS
                                                                     ----------
UNITHOLDER TRANSACTION EXPENSES
 Initial Sales Charge Imposed on Purchase (as a percent-
  age of offering price)..................................  2.00%(1)   $20.00
 Deferred Sales Charge (as a percentage of original pur-
  chase price)............................................  1.95%(2)    19.50
                                                           ------      ------
                                                            3.95%      $39.50
                                                           ======      ======
ESTIMATED ANNUAL FUND OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
 Trustee's Fee............................................ 0.088%      $ 0.88
 Portfolio Supervision and Evaluation Fees................ 0.043%        0.43
 Organizational Expenses..................................      %
 Other Operating Expenses................................. 0.019%        0.19
                                                           ------      ------
   Total..................................................      %      $
                                                           ======      ======

                                    EXAMPLE

                                                           CUMULATIVE EXPENSES
                                                           PAID FOR PERIOD OF:
                                                          ----------------------
                                                           1     3     5    10
                                                          YEAR YEARS YEARS YEARS
                                                          ---- ----- ----- -----
An investor would pay the following expenses on a $1,000
 investment, assuming the estimated operating expense
 ratio of      % on the Trust and a 5% annual return on
 the investment throughout the periods..................  $     $    $     $

The examples utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.
- --------
(1) The Initial Sales Charge is actually the difference between 3.95% or 3.50% for Long-Term and Midget Trusts, respectively, and the remaining deferred sales charge ($19.50 and $15.00 per 100 Units for Long-Term and Midget Trusts, respectively) and would exceed 2% if the Public Offering Price exceeds $1,000 per 100 Units.
(2) The actual fee is $3.90 and $3.00 per year per 100 Units for Long-Term and Midget Trusts, respectively, irrespective of purchase or redemption price,
    deducted on each          commencing on         , 1996 and continuing
    through        , 2000. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.95% and 1.50% for Long-Term and Midget Trusts, respectively; if the Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.95% and 1.50% for Long-Term and Midget Trusts, respectively. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected (and the applicable initial sales charge). Units redeemed or sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such redemption or sale and will be paid out of the proceeds from such redemption or sale.

THE TRUST FUNDS

GENERAL

Kemper Defined Funds Series 45 (GNMA Portfolio Series 6 and GNMA Portfolio Series 7) (the "Fund") is comprised of separate "unit investment trusts" (each a "Trust" or a "Trust Fund") created under Missouri law pursuant to a Trust Agreement (hereinafter referred to as the "Indenture")* between Kemper Unit Investment Trusts, a service of Kemper Securities, Inc. (the "Sponsor") and Investors Fiduciary Trust Company (the "Trustee"). On the date of this Prospectus (the "Initial Date of Deposit") the Sponsor deposited the underlying Securities of the Trusts with the Trustee at prices equal to the valuation of such Securities on the offering side of the market on such date as determined by Muller Data Corporation (a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), and the Trustee delivered to the Sponsor units of interest ("Units") representing the entire ownership of the Trusts. Except as otherwise indicated in "Notes to Portfolios" the Securities so deposited were represented by purchase contracts assigned to the Trustee together with an irrevocable letter or letters of credit issued by a commercial bank or banks in the amount necessary to complete the purchase thereof. Unitholders of the Trusts will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities in the portfolio of a Trust ("Redemption Price per Unit"), if they cannot be sold in the over-the-counter market which the Sponsor proposes to maintain. See "Public Offering of Units--Secondary Market."

The purpose and objective of GNMA Portfolio Series 6 is to provide investors with an appropriate vehicle to obtain safety of capital and monthly distributions of interest through investment in a fixed portfolio of securities primarily consisting of taxable mortgage-backed securities of the modified pass-through type ("Ginnie Maes") guaranteed by the Government National Mortgage Association ("GNMA") and backed by the full faith and credit of the United States. For GNMA Portfolio Series 6 only, in an effort to minimize the effect of principal payments and prepayments during the period when such reinvestment is practical in the opinion of the Sponsor (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all distributions of principal into additional Ginnie Maes which are similar as to maturity and interest rates as the Ginnie Maes upon which the principal was received. The Sponsor currently expects the Reinvestment Period to last approximately 5 years from the Initial Date of Deposit. There may be times in which such reinvestment will not be feasible because the additional Ginnie Maes are not available or for other reasons described herein. Amounts in the Principal Account which cannot be reinvested during the Reinvestment Period will be distributed to Unitholders semi-annually unless the amount available for distribution is less than $.01 per Unit.

The purpose and objective of GNMA Portfolio Series 7 is to provide investors with an appropriate vehicle to obtain safety of capital and monthly distributions of interest and principal through investment in a fixed portfolio primarily consisting of Ginnie Maes backed by the full faith and credit of the United States. The Trustee will not reinvest distributions of principal into additional Ginnie Maes for GNMA Portfolio Series 7 but will instead distribute such principal to Unitholders as described herein.

Value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in the portfolio which will generally decrease or increase inversely with changes in interest rates. See "Tax Status." As used herein, the term "Securities" or "Portfolio
- ------------------
* To the extent reference is made to the Indenture, any statements herein are qualified in their entirety by the provisions of said Indenture.

Obligations" means the Ginnie Maes and zero coupon U.S. Treasury Obligations initially deposited in the Trusts described herein and includes all contracts to purchase such Ginnie Maes and U.S. Treasury Obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts and described herein under "Portfolio" for each Trust and any additional Ginnie Maes and U.S. Treasury Obligations deposited in the Trusts following the Initial Date of Deposit.

With the deposit of the Securities in the Trusts on the Initial Date of Deposit, the Sponsor established for each Trust a percentage relationship between the principal amounts of Securities of specified interest rates and ranges of maturities in the related Portfolio. From time to time, pursuant to the Indenture, following the Initial Date of Deposit the Sponsor may deposit additional Securities in each Trust and Units may be continuously offered for sale to the public by means of this Prospectus resulting in a potential increase in the outstanding number of Units of such Series. Any additional Securities deposited in each Trust will maintain as far as practicable the original percentage relationship between the principal amounts of Securities of specified interest rates and ranges of maturities in the original Portfolio of such Trust. Precise duplication of this original percentage relationship may not be possible because fractions of Securities may not be purchased, but duplication will continue to be the goal in connection with any such additional Securities. Under certain circumstances, the Sponsor may also direct the Trustee to reinvest certain surplus monies in the Principal Account of certain Trusts in additional Ginnie Maes. See "Portfolio Selection." See "Administration of the Trust Funds--Portfolio Supervision."

On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and estimated net income of each Trust set forth under "Essential Information" in the ratio of 1 Unit for each $10 face amount of Securities initially deposited in that Trust. Because regular payments of principal are to be received and certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein and because additional Securities may be deposited into each Trust from time to time, each Trust is not expected to retain its present size and composition. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of that Trust pursuant to the Indenture.

The guaranteed payment of principal and interest afforded by both Ginnie Maes and U.S. Treasury Obligations may make investment in a Trust particularly well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. In addition, the ability to buy Units (minimum purchase $1,000 per Trust, $250 for IRA accounts) at a Public Offering Price of approximately $10.00 per Unit enables such investors to tailor the dollar amount of their purchases of Units to take maximum possible advantage of the annual deductions available for contributions to such plans. Investors should consult with their tax advisers before investing. See "Retirement Plans."

Reinvestment of Principal for GNMA Portfolio Series 6. During the period when reinvestment is practical in the opinion of the Sponsor (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all payments and prepayments of principal from the underlying Ginnie Maes in GNMA Portfolio Series 6 into additional Ginnie Mae securities which have similar maturities and interest rates as the Securities upon which the principal was received. The Sponsor currently expects the Reinvestment Period to last approximately 5 years from the Initial Date of Deposit. Reinvestment of principal into additional Ginnie Maes during periods when interest rates are at a level different from those prevailing at the Initial Date of Deposit will have the effect of increasing or decreasing monthly distributions of interest income from GNMA Portfolio Series 6. Reinvestment of principal into the Ginnie Maes eligible for inclusion in GNMA Portfolio Series 6 will also have the effect of increasing the par value of the Units for reinvestment during periods of increasing interest rates from those prevailing at the Initial Date of Deposit and during periods of declining interest rates the par value of the Units will decrease. There may be times when the Principal Account of GNMA Portfolio Series 6 has cash which cannot be reinvested because additional Ginnie Maes are not available or the amount of cash in the Principal Account is insufficient to buy additional Ginnie Maes without such Trust incurring disproportionate expenses. During these periods the amounts in the Principal Account will remain uninvested, thus reducing the return to Unitholders. Amounts, if any, which cannot be reinvested during the Reinvestment Period in additional Ginnie Maes will be distributed to Unitholders semiannually unless the amount available for distribution is less than $.01 per Unit. In such a circumstance, Unitholders should be aware that at the time of the receipt of such principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unitholders had the principal been reinvested in additional Ginnie Maes by the Trustee. In addition, principal will not be reinvested and will be distributed to Unitholders if required to maintain the status of GNMA Portfolio Series 6 as a "regulated investment company." See "Tax Status." The costs of acquiring the additional Ginnie Maes will be borne by GNMA Portfolio Series 6 and hence the Unitholders. Although it is currently anticipated that the Trustee will purchase Ginnie Maes directly from market makers, the Trustee may retain the Sponsor to purchase the additional Ginnie Maes and pay them usual and customary brokerage commissions. There will be no attempt to time or delay the purchase of additional Ginnie Maes for reinvestment to take advantage of market movements.

Monthly Distributions. Monthly distributions of interest received by each Trust, and principal received by GNMA Portfolio Series 7, will be paid in cash unless the Unitholder elects to have them automatically reinvested in any mutual fund registered in such Unitholder's state of residence which is underwritten or advised by an affiliate of the Sponsor, Kemper Financial Services, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Kemper Funds may differ significantly from that of the GNMA Portfolios, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment. Any such reinvestment is made at net asset value (that is, without a sales charge). Investors have the ability to designate that only principal payments (including prepayments) or only interest payments or both are to be reinvested (see "Distribution Reinvestment"). However, because of the small dollar amounts involved and the fact that a Trust is not required to make a principal distribution unless the amount in the Principal Account for such Trust is equivalent to $.01 or more per Unit, it is not anticipated that any distribution of principal will be made until several months after the Initial Date of Deposit. At that time any principal payments accumulated in an account will be distributed as described herein. In connection with GNMA Portfolio Series 6, amounts in the Principal Account which cannot be reinvested during the Reinvestment Period will be distributed to Unitholders semi-annually unless the amount in the Principal Account is less than $.01 per Unit. Following the Reinvestment Period for GNMA Portfolio Series 6 and in connection with GNMA Portfolio Series 7, distributions of principal will be made in any month the amount in the Principal Account equals or exceeds $.01 per Unit. Distributions will be made on or about the 15th day of the month to Unitholders of record on the 1st day of such month, commencing with the first distribution indicated herein under "Essential Information."

Special Risk Considerations. An investment in Units should be made with an understanding of the risks which an investment in fixed-rate long-term debt obligations and U.S. Treasury Obligations may entail, including the risk that the value of the portfolios and hence of the Units will decline with increases in interest rates. Some or all of the Securities in the Trust Funds may have been purchased at a market discount. The current returns (coupon interest rate) of such Securities are lower than the current returns of similar, comparably rated securities issued at currently prevailing interest rates. See "Risk Factors and Portfolio Information" below.

Estimated Current Return and Estimated Long-Term Return. As of the opening of business of the Initial Date of Deposit, the Estimated Long-Term Return and Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest rate per Unit by the Public Offering Price. The net estimated annual interest rate per Unit will vary with changes in the fees and expenses of the Trustee, Sponsor and Evaluator and with the exchange, redemption, sale, scheduled payments, prepayments, principal reinvestment or maturity of underlying Securities in each portfolio. The Public Offering Price of a Trust will also vary with fluctuations in the evaluation of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated average life of all of the Securities and (2) takes into account the expenses and sales charge associated with each Unit of a Trust. Since the market values and the estimated average lives or estimated retirements, as the case may be, of the Securities and the expenses of a Trust will change, it can be expected that the Estimated Long-Term Returns will fluctuate in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only the net annual interest rate and Public Offering Price.

Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units and to offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust Fund plus accrued interest, if any.

RISK FACTORS AND PORTFOLIO INFORMATION

Each Trust is a unit investment trust whose objectives are to obtain safety of capital and to provide current monthly distributions of interest through investment in a fixed portfolio initially consisting primarily of contracts to purchase taxable mortgage-backed securities of the modified pass-through type ("Ginnie Maes" or "Securities"), including so-called "Ginnie Mae II's," which involve larger pools of mortgages and which have a central paying agent, fully guaranteed as to principal and interest by the Government National Mortgage Association ("GNMA"). All of the Ginnie Maes in the Trusts consist of pools of long term mortgages on 1- to 4-family dwellings. Certain GNMA Portfolio Series may also include certain zero coupon U.S. Treasury Obligations.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate long term debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

The Securities in the Trust Funds were chosen in part on the basis of their respective stated maturity dates. The ranges of maturity dates of each of the Securities contained in the Trusts are shown on the "Portfolios." The stated mandatory termination date of the GNMA Portfolios are set forth under "Essential Information." See "Life of the Securities and of the GNMA Trust Funds" below.

The Trust Funds may be appropriate mediums for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of capital provided by securities backed by the full faith and credit of the United States but who do not wish to invest the minimum amount which is required for a direct investment in GNMA guaranteed securities. The portfolio of each GNMA Trust Fund initially consists primarily of contracts to purchase Ginnie Maes, including so-called Ginnie Mae II's, fully guaranteed as to payments of principal and interest by the Government National Mortgage Association.

Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range specified under "Essential Information." Each such group of Ginnie Maes is described as one category of securities because current market conditions accord no difference in price among the individual Ginnie Mae securities within such group on the basis of the difference in the maturity dates of each Ginnie Mae. As long as this market condition prevails, a purchase of Ginnie Maes with the same coupon rate and a maturity date within the range mentioned above will be considered an acquisition of the same Security. In the future, however, the difference in maturity ranges could affect the market value of the individual Ginnie Maes. At such time, any additional purchases by a Trust will take into account the maturities of the individual Securities.

During the Reinvestment Period for GNMA Portfolio Series 6 only, the Sponsor will direct the Trustee to reinvest principal payments and prepayments into additional securities. Precise duplication of the Ginnie Maes to be purchased with reinvested principal may not be possible because fractions of Ginnie Maes may not be purchased and substantially similar securities may not be available, but duplication will be the goal of the Sponsor with respect to the purchase of additional securities. Principal amounts which cannot be reinvested will be distributed to Unitholders of such Trust semiannually unless the amount available for distribution is less than $.01 per Unit. After the Reinvestment Period, principal will not be reinvested and will be distributed monthly (subject to amount limitations) to Unitholders of such Trust. See "Administration of the Trust Funds--Distributions from the Interest, Principal and Capital Gains Accounts."

The Trusts may contain Securities which were acquired at a market discount. Such Securities trade at less than par value because the interest rates thereon are lower than interest rates on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will increase and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will decrease, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue. The reinvestment of principal by the Trustee in additional Ginnie Maes may result in Securities being acquired at a market discount or market premium.

Unitholders of Units will be "at risk" with respect to such Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of the Securities) from the date they commit for Units. See "Estimated Current Return and Estimated Long-Term Return."

The mortgages underlying a Ginnie Mae may be prepaid at any time without penalty. A lower or higher return on Units may occur depending on (i) whether the price at which the respective Ginnie Maes were acquired by a Trust is lower or higher than par (which represents the price at which such Ginnie Maes will be redeemed upon prepayment), (ii) whether principal is reinvested (in the case of GNMA Portfolio Series 6) or distributed to Unitholders and (iii) if reinvestment occurs (in connection with GNMA Portfolio Series 6 only), whether the Ginnie Maes purchased by the Trustee with reinvested principal are purchased at a premium or discount from par. During periods of declining interest rates, prepayments of Ginnie Maes may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. In such a case, (i) the reinvestment of principal (in connection with GNMA Portfolio Series 6 only), may be at prices which result in a lower return on Units or (ii) principal will be distributed to Unitholders who cannot reinvest such principal distributions in other securities at an as attractive yield as existed for the Trusts. See "Life of the Securities and of the GNMA Trust Funds."

Set forth below is a brief description of the current method of origination of Ginnie Maes; the nature of such securities, including the guaranty of GNMA; the basis of selection and acquisition of the Ginnie Maes included in the Trusts; and the expected life of the Ginnie Maes and of the Trusts. The "Portfolios" contain information concerning the coupon rate and range of stated maturities of the Ginnie Maes in the Trusts.

Origination. The Ginnie Maes included in each Trust are backed by the indebtedness secured by underlying mortgage pools of long-term mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party. Such third party may be another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured") or Title V of the Housing Act of 1949 ("FMHA-insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the GNMA Portfolio Series are mortgages on 1- to 4-family dwellings. In general, the mortgages in these pools provide for monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate of the unpaid balance.

To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer) the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guaranty thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae II's consist of jumbo pools of mortgages consisting of pools of mortgages from more than one issuer. The major advantage of Ginnie Mae II's lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

Nature of Ginnie Maes and GNMA Guaranty. All of the Ginnie Maes in the GNMA Portfolio Series, including the Ginnie Mae II's, are of the "modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including a GNMA Portfolio Series) of a pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers. Such monthly payments will also include, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes in the GNMA Portfolio Series are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the GNMA Portfolio Series are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of principal of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA.
Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."* GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties. Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trusts) have no security interest in or lien on the underlying mortgages.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the portfolio and not to the Units offered hereby.

Life of the Securities and of the GNMA Trust Funds. Monthly payments of principal will be made, and additional prepayments of principal may be made, to the GNMA Trust Funds in respect of the mortgages underlying the Ginnie Maes in each GNMA Portfolio Series. All of the mortgages in the pools relating to the Ginnie Maes in each GNMA Portfolio Series are subject to prepayment without any significant premium or penalty at the option of the mortgagors. It has been the experience of the mortgage industry that the average life of mortgages comparable to those contained in the GNMA Portfolio Series, owing to prepayments, refinancings and payments from foreclosures is considerably less than the stated maturity for each series set forth in "Essential Information."
- --------
* Any statement in this Prospectus that a particular Security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

In the mid 1970's, published tables for Ginnie Maes utilized a 12 year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid 1950's to the mid 1970's. This 12 year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. That assumption is probably no longer an accurate measure of the life of Ginnie Maes or their underlying single family mortgage pools. However, current yield tables, published in 1981, still utilize the 12 year average life assumption and Ginnie Maes continue to be traded based on this assumption. Recently it has been observed that mortgages issued at high interest rates have experienced accelerated prepayment rates which would indicate a shorter average life than 12 years.

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the Trust Funds. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the experience of the FHA, other mortgage lenders or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trust Funds. Even though the reinvestment of principal might mitigate the effects of prepayments of principal, the termination of a Trust Fund might be accelerated as a result of prepayments made as described herein.

In addition to prepayments which the Trustee is unable to reinvest, sales of Securities in a Trust Fund under certain permitted circumstances may result in an accelerated termination of such Trust Fund. Also, it is possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce a Trust Fund to a size resulting in such termination. Early termination of a Trust Fund may have important consequences to the Unitholder; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less or greater than anticipated, depending in part on whether the purchase price paid for Units represented the payment of an overall premium or a discount, respectively, above or below the stated principal amounts of the underlying mortgages. In addition, a capital gain or loss may result for tax purposes from termination of a Trust.

KEMPER DEFINED FUNDS SERIES 45
GNMA PORTFOLIO, SERIES 6
PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT:           , 1995
- --------------------------------------------------------------------------------
Government National Mortgage Association, Modified Pass-Through Mortgage-Backed
                                 Securities and
                           U.S. Treasury Securities*

                                                                                    Cost of
  Face                                                Range of Stated             Securities
 Amount         Issuer             Coupon              Maturities(1)              of Trust(2)
- ---------------------------------------------------------------------------------------------
$                                                                                  $

- --------                                                                           --------
$                                                                                  $
========                                                                           ========

- --------
SEE "NOTES TO PORTFOLIOS."

KEMPER DEFINED FUNDS SERIES 45
GNMA PORTFOLIO, SERIES 7
PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT:           , 1995
- --------------------------------------------------------------------------------
Government National Mortgage Association, Modified Pass-Through Mortgage-Backed
                                 Securities and
                           U.S. Treasury Securities*

                                                                                    Cost of
  Face                                                Range of Stated             Securities
 Amount         Issuer             Coupon              Maturities(1)              of Trust(2)
- ---------------------------------------------------------------------------------------------
$                                                                                  $

- --------                                                                           --------
$                                                                                  $
========                                                                           ========

- --------
SEE "NOTES TO PORTFOLIOS."

NOTES TO PORTFOLIOS
(1) The principal amount of Securities listed as having the range of maturities shown is an aggregate of individual Securities having varying ranges of maturities within that shown. They are listed as one category of Securities with a single range of maturities because of current market conditions that accord no difference in price among the Securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual Securities.
(2) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trust Funds, at the opening of business on the Initial Date of Deposit, is as follows:

                                               Profit
                                                 or     Annual
                                               (Loss)  Interest
                            Cost of Securities   to    Income to Bid Side Value
   Trust Fund                   to Sponsor     Sponsor   Trust   of Securities
   ----------               ------------------ ------- --------- --------------
   GNMA Series 6...........      $             $        $           $
   GNMA Series 7...........      $             $        $           $

(3) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" bonds. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such Securities will receive 100% of the principal amount thereof.

                               ----------------

* In addition to the information as to the GNMA modified pass-through mortgage-backed Securities set forth under "Portfolios," the Trustee will furnish Unitholders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in the portfolio upon written request.

                               ----------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
KEMPER DEFINED FUNDS SERIES 45 (GNMA PORTFOLIO SERIES 6 AND GNMA PORTFOLIO SERIES 7)

We have audited the accompanying statements of condition, including the portfolios, of Kemper Defined Funds Series 45 (GNMA Portfolio Series 6 and GNMA
Portfolio Series 7) as of the opening of business on           , 1995. These
statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on these statements of condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition. Our procedures included confirmation of the letter of credit held by the Trustee on
          , 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of Kemper Defined Funds Series 45 (GNMA Portfolio Series 6 and GNMA Portfolio Series 7) at the opening of
business on           , 1995, in conformity with generally accepted accounting
principles.

                                          Grant Thornton LLP

Chicago, Illinois
          , 1995

KEMPER DEFINED FUNDS SERIES 45
GNMA PORTFOLIO SERIES 6 AND GNMA PORTFOLIO SERIES 7
STATEMENTS OF CONDITION
AS OF THE OPENING OF BUSINESS ON             , 1995, THE INITIAL DATE OF
DEPOSIT

                                                  GNMA               GNMA
                                           PORTFOLIO SERIES 6 PORTFOLIO SERIES 7
                                           ------------------ ------------------
INVESTMENT IN SECURITIES
Securities deposited in Trust(1).........      $                  $
Contracts to purchase Securities(1)......
Accrued interest to First Settlement Date
 on Securities(1)(2).....................
Organizational Costs(3)..................
                                               ----------         ----------
  Total..................................      $                  $
                                               ==========         ==========
Number of Units..........................
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Accrued interest payable to Spon-
   sor(1)(2).............................      $                  $
  Accrued Organizational Costs(3)........
Interest of Unitholders--
  Cost to investors(4)...................      $                  $
  Less: Gross underwriting commission(4).
                                               ----------         ----------
  Net interest to Unitholders(1)(2)(4)...
                                               ----------         ----------
  Total..................................      $                  $
                                               ==========         ==========

- --------
NOTES:
(1) The aggregate value of the Securities listed in each Portfolio and their cost to each Trust are the same. The value of the Securities is determined by Muller Data Corporation on the bases set forth under "Public Offering of Units--Public Offering Price." The contracts to purchase Securities are
    collateralized by an irrevocable letter of credit of $    which has been
    deposited with the Trustee. Of this amount, $    relates to the offering
    price of Securities to be purchased and $    relates to accrued interest on
    such Securities to the expected dates of delivery.
(2) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of record.

(3) Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over five years or over the life of the Trust if less than five years. Organizational costs have been estimated
    based on a projected size for each Trust of $          . To the extent a
    Trust is larger or smaller, the estimate will vary.
(4) The aggregate public offering price includes a sales charge for each Trust as set forth under "Essential Information," assuming all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units, the sales charge is reduced (see "Public Offering of Units--Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

RATING OF UNITS

Standard & Poor's, a division of the McGraw-Hill Companies ("Standard & Poor's") has rated the Units of each Trust "AAA." This is the highest rating assigned by Standard & Poor's. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trust Funds.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

PORTFOLIO SELECTION

In selecting Ginnie Maes and U.S. Treasury Obligations for deposit in the Trust Funds, the following factors, among others, were considered by the Sponsor: (i) the types of such obligations available; (ii) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and
(iii) the maturities of such obligations.

Each Trust consists of such of the unamortized principal amount of the Portfolio Obligations listed under the appropriate Trust Fund's "Portfolio" (or contracts to purchase such obligations) as may continue to be held from time to time in such Trust and any additional obligations acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits of Portfolio Obligations in connection with the issuance of additional Units) together with accrued and undistributed interest thereon and undistributed cash representing payments and prepayments of principal and proceeds realized from the disposition of Portfolio Obligations. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Portfolio Obligations. However, should any contract deposited hereunder (or to be deposited in connection with the issuance of additional Units), fail, the Sponsor shall, on or before the next following Distribution Date, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Portfolio Obligations in accordance with the Indenture, cause to be refunded to the Unitholders of that Trust the attributable sales charge, plus the attributable cost of the Portfolio Obligations to that Trust, plus accrued interest, if any, at the coupon rate of the relevant Portfolio Obligations to the date the Portfolio Obligations are removed from the Trust.

Each Trust may contain "zero coupon" U.S. Treasury Obligations. See footnote
(3) in "Notes to Portfolios." Zero coupon obligations are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the obligations and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments (such as the zero coupon obligations) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Because regular payments of principal are to be received and certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, Trusts referred to herein might not retain their present size and composition.

THE UNITS

On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the appropriate Trust set forth for such Trust under "Essential Information" above in the ratio of one Unit for each $10.00 principal amount of Portfolio Obligations in the Trust. Thereafter, if any Units are redeemed by the Trustee, the principal amount of Portfolio Obligations in such Trust will be reduced by amounts allocable to redeemed Units, and the fractional undivided interest represented by each Unit in the balance will be increased. However, if additional Units are issued by a Trust (in connection with the deposit by the Sponsor of additional Portfolio Obligations), the aggregate value of Portfolio Obligations in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit in the balance will be decreased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of such Trust. See "Redemption" and "Administration of the Trust Funds--Termination."

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Current Return and the Estimated Long-Term Return for each Trust were as set forth in "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest rate per Unit by the Public Offering Price. The estimated net annual interest rate per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, principal reinvestment, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and the estimated average life of all the Securities and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and the estimated average lives or estimated retirements, as the case may be, of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated dates and amounts of principal returned while the Estimated Current Return calculations include only net annual interest rates and Public Offering Price.

Payments received in respect of the mortgages underlying the Ginnie Maes in each series of the GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on the mortgages underlying the Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in the Trust Funds are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of such Series can be expected to decline. Monthly payments to the Unitholders will reflect all of the foregoing factors.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. Units of each Trust Fund are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in a Trust Fund (as determined, pursuant to the terms of a contract with the Evaluator, by Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by a Trust Fund, plus accrued interest, if any, plus the applicable initial sales charge which is equal to the difference between the maximum total sales charge for a Trust as reflected in the table below and the remaining deferred sales charge for a Trust (initially $0.195 and $0.150 per Unit for Long-Term and Midget Trusts, respectively) divided by the
number of outstanding Units of such Trust Fund. Commencing on             ,
1996, and on each                 thereafter, through             , 2000, a
deferred sales charge of $0.039 and $0.030 will be assessed per Unit per year for Long-Term and Midget Trusts, respectively. The yearly amount of the
deferred sales charge will accrue on a daily basis from             of the year
preceeding a deferred sales charge payment date. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Principal Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 3.95% and 3.50% of the Public Offering Price for Long-Term and Midget Trusts, respectively (4.112% and 3.627% of the aggregate value of the Securities in each such Trust.) Such underlying value shall include the proportionate share of any undistributed cash held in the Principal and Interest Accounts of a Trust. The Public Offering Price for secondary market transactions, on the other hand, is based on the bid side evaluations of the Securities in a Trust Fund plus or minus cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest, if any, plus the applicable initial sales charge which is equal to the difference between the maximum total sales charge for a Trust as reflected in the table below and the remaining deferred sales charge for a Trust. The sales charges for primary sales for each Trust are set forth in "Essential Information."

Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Profit of Sponsor" below.

The maximum sales charge per Unit will be as set forth in the following table:

                                               MIDGET TRUST     LONG-TERM TRUST
                                             ----------------- -----------------
                                             PERCENT  PERCENT  PERCENT  PERCENT
                                                OF     OF NET     OF     OF NET
                                             OFFERING  AMOUNT  OFFERING  AMOUNT
TICKET SIZE*                                  PRICE   INVESTED  PRICE   INVESTED
- ------------                                 -------- -------- -------- --------
Less than $100,000..........................   3.50    3.627     3.95    4.112
$100,000 to $249,999........................   3.25    3.359     3.70    3.842
$250,000 to $499,999........................   2.85    2.934     3.35    3.466
$500,000 to $999,999**......................   2.60    2.669     3.10    3.199

- --------
 *The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
**For any transactions in excess of these amounts, contact the Sponsor for the applicable maximum sales charge.

The reduced sales charges as shown on the table above will apply to all purchases of Units on any one day by the same purchaser from the same firm, and for this purpose, purchases of Units of these Series will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charge will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account. The Sponsor will also allow purchasers who commit to purchase $1 million or more of a Trust's Units during a 12 month period to do so at the applicable reduced sales charge for such series pursuant to a letter of intent, subject to certain restrictions.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and, in the sole discretion of the Sponsor, registered representatives of selling firms to purchase Units of each Series without a sales charge, although a transaction processing fee may be imposed on such trades.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the sales charge from time to time.

The Public Offering Price includes accrued interest. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid monthly, although a Trust Fund accrues such interest daily. Because of this, a Trust Fund always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units. If a Unitholder sells or redeems all or a portion of his Units or if the Securities are sold or otherwise removed or if the Trust Fund is liquidated, he will receive at that time his proportionate share of the accrued interest related to his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

The Public Offering Price of any Series on the date of this Prospectus or on any subsequent date will vary from the Public Offering Price set forth under "Essential Information" for such Series in accordance with fluctuations in the valuation of the underlying Portfolio Obligations in such Series of the Trust and the addition or deletion of accrued interest.

During the initial offering period and thereafter, the aggregate bid or offering prices of the Securities in each Trust, as is appropriate, shall be determined for such Trust by the Evaluator, in the following manner: (a) on the basis of current bid or offering prices for the Portfolio Obligations, (b) if bid or offering prices are not available for the Portfolio Obligations, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of the Portfolio Obligations on the bid or offering side of the market by appraisal, or (d) by any combination of the above. The Evaluator may obtain current price information as to the Portfolio Obligations from investment dealers or brokers. Such evaluations and computations will be made as of the close of business on each business day commencing with the Initial Date of Deposit of the Portfolio Obligations and will be effective for all sales of Units made during the preceding 24-hour period. Evaluations, for purposes of redemptions by the Trustee, will be made each business day as of the Evaluation Time stated under "Essential Information," for such Series effective for all redemptions made subsequent to the last preceding determination.

In connection with the Ginnie Maes deposited in a Trust there is a period of time beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month on the various mortgages underlying each of the Securities in such Trust Fund will not yet have been reported by the issuer to GNMA and made generally available to the public. During this period, the precise principal amount of the underlying mortgages remaining outstanding for each Security in a Trust Fund, and therefore the precise principal amount of such Security, will not be known, although the principal amount outstanding for the preceding month will be known. Therefore, the exact amount of principal to be acquired by the Trustee as a holder of such Securities which may be reinvested (during the Reinvestment Period) or distributed to Unitholders of such Series will not be known. The Sponsor does not expect that the amounts of such prepayments and the differences in such principal amounts from month to month will be material in relation to the GNMA Portfolio Series due to the number of mortgages underlying each Security and the number of such Securities in the Trusts. However, there can be no assurance that they will not be material. For purposes of the determination by the Evaluator of the offering prices and bid prices of the Securities in each GNMA Portfolio Series and for purposes of calculations of accrued interest on the Units, during the period in each month prior to the time when the precise amounts of principal of the Ginnie Maes for the month become publicly available, the Evaluator will base its evaluations and calculations, which are the basis for calculations of the Public Offering Price, the Sponsor's Repurchase Price in the secondary market and the Redemption Price per Unit of each GNMA Portfolio Series, upon the principal amount of such Series outstanding for the preceding month. The Sponsor expects that the differences in such principal amounts from month to month will not be material to the Trusts. Nevertheless, the Sponsor will adopt procedures as to pricing and evaluation for the Units of each GNMA Portfolio Series, with such modifications, if any, deemed necessary by the Sponsor for the protection of Unitholders, designed to minimize the impact of such differences upon the calculation of the Public Offering Price per Unit, the Sponsor's Repurchase Price per Unit in the secondary market and the Redemption Price per Unit of such Series.

On the business day indicated under "Essential Information" the Public Offering Price per Unit and the Sponsor's Initial Repurchase Price per Unit (based on the offering side evaluation of the Portfolio Obligations) of a Trust Fund exceeded the Redemption Price per Unit (based upon the bid side evaluation of the Portfolio Obligations).

INITIAL PUBLIC DISTRIBUTION. During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date in respect of additional Ginnie Maes or U.S. Treasury Obligations deposited by the Sponsor, Units of each Trust will be distributed to the public at the Public Offering Price, which is based on the offering prices of the Portfolio Obligations in such Series, plus cash, if any, in the Principal Account held or owned by a Trust Fund, plus accrued interest, if any, by means of this Prospectus through various dealers and through others. Units of a Series reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price. Upon the termination of the initial offering period of a Series, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price of such Series, which is based on the bid prices of the Portfolio Obligations, plus accrued interest.

The Sponsor intends to qualify Units for sale (in any state in which qualification is deemed necessary by the Sponsor) through dealers who are members of the National Association of Securities Dealers, Inc. and through others. The Sponsor does not intend to qualify Units of any Series for sale in any foreign country and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold without registration.

SECONDARY MARKET. After the initial offering period, while not obligated to do so, the Sponsor intends, subject to change at any time, to maintain a market for Units of each Trust offered hereby and to continuously offer to purchase said Units at prices based on the aggregate bid prices of the underlying Portfolio Obligations, together with accrued interest to the expected date of settlement. To the extent that a secondary market is maintained during the initial offering period, the prices at which Units of a Trust will be repurchased will be based upon the aggregate offering side evaluation of the Portfolio Obligations in such Trust. The aggregate bid prices of the underlying Portfolio Obligations in each Trust, upon which the Sponsor's Repurchase Price and the Redemption Price are based, are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of the sale.

The offering price of any Units acquired by the Sponsor will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the resale of such Units, after allowance of a discount to the dealer or other entity which makes the sale, will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of any Trust at prices based on the bid prices of the Portfolio Obligations in such Trust if the supply of Units exceeds demand, or for other business reasons.

PROFITS OF SPONSOR. Sales of Units may be made to or through dealers or through others at prices which represent discounts from the Public Offering Price as set forth below. Discounted rates for each GNMA Portfolio Series are as follows:

                                                 MIDGET TRUST
                          -----------------------------------------------------------
                                                                            SECONDARY
                                           PRIMARY MARKET                    MARKET
                          ------------------------------------------------- ---------
                                               VOLUME DISCOUNTS**
                                     --------------------------------------
                                      FIRM SALES   FIRM SALES   FIRM SALES
                           REGULAR     OR SALE      OR SALE      OR SALE
                          CONCESSION ARRANGEMENTS ARRANGEMENTS ARRANGEMENTS
                          OR AGENCY  ($250,000 TO ($500,000 TO ($1,000,000
DOLLAR AMOUNT OF TRADE*   COMMISSION  $499,999)    $999,999)     OR MORE)   ALL SALES
- -----------------------   ---------- ------------ ------------ ------------ ---------
$0 to $99,999...........     2.10%       2.15%        2.20%        2.25%      2.10%
$100,000 to $249,999....     2.00        2.05         2.10         2.20       2.10
$250,000 to $499,999....     1.75        1.80         1.80         1.85       1.80
$500,000 to $999,999***.     1.50        1.55         1.55         1.60       1.55
                                                LONG-TERM TRUST
                          -----------------------------------------------------------
                                                                            SECONDARY
                                           PRIMARY MARKET                    MARKET
                          ------------------------------------------------- ---------
                                               VOLUME DISCOUNTS**
                                     --------------------------------------
                                      FIRM SALES   FIRM SALES   FIRM SALES
                           REGULAR     OR SALE      OR SALE      OR SALE
                          CONCESSION ARRANGEMENTS ARRANGEMENTS ARRANGEMENTS
                          OR AGENCY  ($250,000 TO ($500,000 TO ($1,000,000
DOLLAR AMOUNT OF TRADE*   COMMISSION  $499,999)    $999,999)     OR MORE)   ALL SALES
- -----------------------   ---------- ------------ ------------ ------------ ---------
$0 to $99,999...........     2.50%       2.60%        2.65%        2.70%      2.60%
$100,000 to $249,999....     2.50        2.55         2.60         2.65       2.60
$250,000 to $499,999....     2.25        2.30         2.30         2.35       2.30
$500,000 to $999,999***.     2.00        2.05         2.05         2.10       2.05

- --------
  * The breakpoint discount are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.
 ** Volume discounts will be given to firms who reach cumulative firm sales or sales arrangement levels of at least $250,000 during the initial one month period after the Initial Date of Deposit. After a firm has met the minimum $250,000 volume level, volume discounts will be given on all trades originated from or by that firm, including those placed prior to reaching the $250,000 level, and will continue to be given during the entire initial offering period.
***For any transactions in excess of these amounts, contact the Sponsor for the applicable rates.

The Sponsor reserves the right to change the discounts set forth above from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts underwritten by the Sponsor.

Certain commercial banks are making Units of each Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown in the table above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The difference between the discounts and the sales charge will be retained by the Sponsor.

The Sponsor also may have realized a profit (or sustained a loss) on the deposit of the Portfolio Obligations in each Trust representing the difference between the cost of the Portfolio Obligations to the Sponsor and the cost of the Portfolio Obligations to the Trust. See "Portfolios." During the initial offering period and thereafter to the extent additional Units continue to be issued and offered for sale to the public, the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the offering prices of the Portfolio Obligations in a Trust and thus in the Public Offering Price of Units received by the Sponsor.

The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units of a Trust, in the amount of any difference between the prices at which it buys Units and the prices at which Units are resold after allowing for the discount (such prices include a sales charge) or the prices at which the Sponsor redeems such Units (based on the bid side of the Portfolio Obligations in such Trust), as the case may be.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the First Settlement Date or any date of settlement thereafter provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "Redemption" below.

Cash, if any, received by a dealer from Unitholders prior to the settlement date for a purchase of Units of any Series may be used in such dealer's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the dealer.

TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

Each Trust is an association taxable as a corporation under the Internal Revenue Code and intends to qualify for and elect tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). By qualifying for and electing such treatment, such Trust will not be subject to Federal income tax on net investment income or net capital gains distributed to Unitholders of such Trust. The Code imposes a 4% excise tax on certain undistributed income of a regulated investment company that does not timely distribute certain percentages of its ordinary taxable income and capital gains by the end of each calender year. Each Trust intends to timely distribute taxable income and capital gains to avoid the imposition of such tax. Distributions of the entire net investment income of each Trust is required by the Indenture.

Distributions from a Trust, to the extent of the earnings and profits of such Trust, will constitute dividends for Federal income tax purposes which are taxable as ordinary income to Unitholders. Distributions of a Series' net investment income and any net short-term capital gain will be taxable as ordinary income to the Unitholders of such Trust. Distributions from each Trust will not be eligible for the 70% dividends received deduction for corporations.

Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by each Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Distributions which a Trust designates as capital gain dividends will be taxable to Unitholders thereof as long-term capital gains, regardless of the length of time the Units have been held by a Unitholder. Distributions in partial liquidation, reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal in GNMA Series) or sales of Portfolio Obligations from a Trust (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unitholder will realize a taxable gain or loss when his Units are sold or redeemed for an amount different from his original cost after reduction for previous distributions to the extent that they represented a return of capital. Such gain or loss will constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unitholder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unitholder with respect to such Units. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income will be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from such Trust.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Ginnie Mae has been purchased by a Trust at a market discount (i.e., for a purchase price less than its outstanding principal amount) unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Ginnie Mae will constitute ordinary income to such Series of the Trust to the extent of any accrued market discount. In the case of a Ginnie Mae, the amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining to be paid on the Ginnie Mae as of the beginning of the accrual period.

The market discount rules do not apply to stripped U.S. Treasury Obligations because they are stripped debt instruments subject to special original issue discount rules. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Additional Units of a Trust may be issued after the Initial Date of Deposit in respect of additional Portfolio Obligations deposited in such Trust by the Sponsor. Because of possible market interest rate fluctuations, the purchase price to a Trust of such additional Portfolio Obligations may differ from the purchase price of the Ginnie Maes in such Trust thereof on the Initial Date of Deposit. If interest rates decline and such additional Portfolio Obligations are purchased at a higher price than the Portfolio Obligations originally deposited, then the amounts includable in the taxable income of such Trust in proportion to the asset value of that Trust will be reduced for all Unitholders thereof, not just the Unitholders of such additional Units. Conversely, if interest rates rise and such additional Portfolio Obligations are purchased at a lower price than the Portfolio Obligations originally deposited, then the amounts includable in the taxable income of such Trust in proportion to the asset value of that Trust will be increased for all Unitholders thereof, not just the Unitholders of such additional Units.

Each Unitholder of each Trust shall receive an annual statement describing the tax status of the distributions paid by such Trust. Foreign Unitholders should consult their own tax advisers with respect to the tax consequences or ownership of Units.

It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

RETIREMENT PLANS

As indicated under "Tax Status" above, Unitholders of a GNMA Portfolio Series will be required for income tax purposes to include amounts in ordinary gross income in advance of the receipt of the cash attributable to such income. Therefore, purchase of Units may be appropriate only for an account which can pay taxes with other funds in advance of the receipt of the cash attributable to such income or for Individual Retirement Accounts, Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below.

Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Each Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 is married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Code, an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for Federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions, the amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate nondeductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of a Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified domestic relations orders or amounts rolled over to an eligible plan. In general, for lump sum distributions the excess distribution over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee, Investors Fiduciary Trust Company ("IFTC"), has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing IFTC to act as custodian must complete a Kemper UIT/IRA application and forward it along with a check made payable to Investors Fiduciary Trust Company. Certificates for Individual Retirement Accounts can not be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of any mutual fund registered in such Unitholder's state of residence which is underwritten or advised by an affiliate of the Sponsor, Kemper Financial Services, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Kemper Funds may differ significantly from that of the Trust Funds, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment.

Detailed information with respect to the investment objectives and management of these Kemper Funds is contained in their respective prospectuses, which can be obtained from the Sponsor or an investor's financial representative upon request. An investor should read the appropriate prospectus prior to making the election to reinvest. Unitholders who desire to have their distributions automatically reinvested should inform their financial representative at the time of purchase or should file with the Program Agent referred to below a written notice of such election.

Unitholders who initially elect to receive distributions in cash may elect to participate in the reinvestment program by filing with the Program Agent an election to have such distributions reinvested without charge. The election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such distribution. The election to participate in the reinvestment program shall remain in effect until a subsequent notice is received in writing by the Program Agent. See "Administration of the Trust Funds--Distributions from the Interest, Principal and Capital Gains Accounts."

The Program Agent is Investors Fiduciary Trust Company. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at P.O. Box 419430, Kansas City, Missouri 64173-0216, telephone 816-474-8786.

Unitholders of each Trust participating in IRAs, Keogh Plans and other tax deferred retirement plans, may find it highly advantageous to participate in the Reinvestment Program in order to keep the monies in the account fully invested at all times. Should reinvestment be selected, an account with an identical registration to that established at the time Trust Units are purchased will be set up in the reinvestment fund selected by the investor. Investors should consult with their plan custodian as to the appropriate disposition of distributions. If participants in IRAs, Keogh plans and other tax deferred retirement plans do not elect a reinvestment option, cash distributions will be sent to the custodian of the retirement plan and not to the investors, since payments to the investors would constitute a distribution from the plan which would result in tax penalties for premature withdrawals from such programs. See "Retirement Plans."

REDEMPTION

RIGHT OF REDEMPTION. It may be possible, in some cases, for Units of a Trust to be sold in the over-the-counter market for a higher price than the Redemption Value for such Units. Therefore, a Unitholder who wishes to dispose of this Units is advised to inquire through his financial representative as to current market prices for Units in order to determine if there is an over-the-counter price in excess of the Redemption Value per Unit or the Sponsor's Repurchase Price for such Trust.

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419430, Kansas City, Missouri 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemption by individual account owners (including joint owners) or fiduciary accounts where the fiduciary is named in the account registration. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, Trustees, guardians or associations. If required, the signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to or in substitution for STAMP as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchaser.

Redemption shall be made by the Trustee on the seventh calendar day following the day on which a tender for redemption is received, or if the seventh calendar day is not a business day, on the first business day prior thereto (the "Redemption Date") by payment of cash equivalent to the Redemption Value, determined as set forth below under "Computation of Redemption Value," as of the evaluation time stated under "Essential Information," for the appropriate Series next following such tender, multiplied by the number of Units of such Trust being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in such Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Portfolio Obligations in such Trust at the time of redemption.

During the period in which the Sponsor maintains a secondary market for Units of a Trust, the Sponsor has the right to repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation.

The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to repurchase any Unit tendered for redemption or if the Sponsor itself tenders Units for redemption, in lieu of redeeming Units presented for tender at the Redemption Value, to sell such Units in the over-the-counter market for the account of a tendering Unitholder at prices which will return to the Unitholder monies, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Value for such Units. In the event of any such sale, the Trustee will pay the net proceeds thereof to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Value.

Any amounts to be paid on redemption representing interest shall be withdrawn from the Interest Account of such Trust to the extent funds are available. All other amounts paid on redemption shall be withdrawn from the Principal Account of such Trust. The Trustee is authorized by the Indenture to sell Portfolio Obligations in order to provide funds for redemption. To the extent Portfolio Obligations are sold, the size of that Trust will be reduced. Portfolio Obligations will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Portfolio Obligations in such Trust. The Portfolio Obligations to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Portfolio Obligations will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trust. Provision is made under the Indenture for the Sponsor to specify minimum face amounts in which blocks of Portfolio Obligations are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Portfolio Obligations would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which Portfolio Obligations may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trust, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trust, unless reinvested in substitute Portfolio Obligations. See "Administration of the Trust Funds--Portfolio Supervision."

COMPUTATION OF REDEMPTION VALUE. The value of each Trust is determined as of the Evaluation Time stated under "Essential Information" for the appropriate Series above (a) semiannually, on June 30 and

December 31 of each year (or the last business day prior thereto), (b) on any business day as of the Evaluation Time next following the tender of any Unit and (c) on any other business day desired by the Sponsor or the Trustee, (1) by adding:

    a. The aggregate bid side evaluation of the Portfolio Obligations in such Trust, as determined by the Evaluator;

    b. Cash on hand in such Trust, other than money deposited to purchase contract obligations or money credited to the Reserve Account; and

    c. Accrued but unpaid interest on the Portfolio Obligations in such Trust to the Redemption Date.

(2) and then deducting from the resulting figure: amounts representing any applicable taxes or governmental charges payable by such Trust for the purpose of making an addition to the reserve account (as defined in the Indenture, the "Reserve Account"), amounts representing estimated accrued expenses (including audit fees) of such Trust, amounts representing unpaid fees and expenses of the Trustee, Sponsor (if applicable), counsel and the Evaluator and monies held for distribution to Unitholders of record of such Trust as of the business day prior to the evaluation being made on the days or dates set forth above;

(3) and then dividing the result of the above computation by the total number of Units of such Trust outstanding on the date of evaluation. The resulting figure equals the Redemption Value for each Unit of such Series. The Evaluator will determine the aggregate current bid price evaluation of the Securities in each Trust as set forth under "Public Offering of Units--Public Offering Price." Units redeemed prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such redemption and will be paid out of the redemption proceeds from such Units.

POSTPONEMENT OF REDEMPTION. The right of redemption of any Trust may be suspended and payment of the Redemption Value per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period (as determined by the Securities and Exchange Commission) during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Portfolio Obligations is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

The Public Offering Price of Units of each Trust in the initial offering period is determined on the basis of current offering prices for the Portfolio Obligations in such Trust (see "Public Offering of Units," herein), while the Redemption Value and Sponsor's Repurchase Price for Units of such Trust is determined on the basis of current bid prices for the Portfolio Obligations. On the business day indicated under "Essential Information" for the appropriate Trust, the Public Offering Price (which includes a sales charge) of each Series exceeded the Redemption Value thereof by the amount indicated under "Essential Information" for such Trust. The bid prices for the Portfolio Obligations may be expected to be less than the offering prices. Under current market conditions the bid prices for Ginnie Maes are expected to be approximately 1/4 to 1/2 of 1% lower in the case of such Securities backed by mortgages on 1- to 4-family dwellings. Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. On the business day indicated under "Essential Information" for the appropriate Trust the bid side evaluation was lower than the offering side evaluation by the amount set forth in the "Portfolio" for the appropriate Trust. For this reason, among others (including fluctuations in the market prices of such Portfolio Obligations and the fact that the Public Offering Price of each Trust includes the sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid by him for such Units.

RIGHTS OF UNITHOLDERS

UNITHOLDERS. A Unitholder is deemed to be a beneficiary of a Trust which he purchased and is vested with all right, title and interest in the appropriate Trust, each of which was created by the Indenture. A Unitholder may at any time tender his Units to the Trustee for redemption.

OWNERSHIP OF UNITS. Ownership of Units of a Trust will not be evidenced by certificates unless a Unitholder or the Unitholder's registered broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Certificates will be issued in denominations of 100 Units or any number of Units in excess thereof. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. The Trustee at the present time does not intend to charge for the normal transfer or exchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, if appropriate, evidence of ownership and payment of expenses incurred. Any mutilated certificate must be presented to the Trustee before a substitute certificate will be issued.

CERTAIN LIMITATIONS. The death or incapacity of any Unitholder (or the dissolution of the Sponsor) will not operate to terminate a Trust nor entitle the legal representatives or heirs of such Unitholder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust or any Series thereof.

No Unitholder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of a Trust of which they are a Unitholder. See "Administration of the Trust Funds--Amendment" and "Administration of the Trust Funds--Termination." Unitholders shall have no right to control the operation or administration of a Trust in any manner, except upon the vote of Unitholders representing 66 2/3% of the Units of a Series outstanding for purposes of amendment, termination or discharge of the Trustee, all as provided in the Indenture; however, no Unitholder shall ever be under any liability to any third party for any action taken by the Trustee, Evaluator or Sponsor.

EXPENSES AND CHARGES

FEES. The Sponsor will receive no fee from a Trust for its services as such. However, the Sponsor does receive a portfolio surveillance fee, which is earned for portfolio supervisory services, and an evaluation fee for regularly evaluating the portfolio, in each case at the rate set forth under "Essential Information" for the appropriate Trust, computed monthly on the basis of the largest principal amount of Portfolio Obligations in such Series of the Trust at any time during the preceding month. Such fees, which may not exceed the amounts set forth under "Essential Information," may exceed the actual costs of providing portfolio supervisory and/or evaluation services for the Trusts, but at no time will the total amount the Sponsor receives for providing such services to all unit investment trusts sponsored by the Sponsor in any calendar year exceed the aggregate cost of providing such services in that year.

The Trustee will receive for its services under the Indenture the fee set forth under "Essential Information" for the appropriate Trust, computed monthly on the basis of the largest principal amount of Portfolio Obligations in such Trust at any time during the preceding month. In no event will the Trustee be paid less than $2,000 per Trust in any one year.

The Trustee's fees and the Sponsor's portfolio surveillance and evaluator fees are payable monthly on or before each Distribution Date from the Interest Account to the extent funds are available and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unitholders in proportion to increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or if such category is no longer published, in a comparable category. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture.

OTHER CHARGES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by each Trust and amortized over a five year period or over the life of the Trust if less than five years. The following additional charges are or may be incurred by a Trust as more fully described in the Indenture: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by any agent for custody and safeguarding the Portfolio Obligations) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect such Trust and the rights and interests of the Unitholders thereof, (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of such Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor under the Indenture without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties, and (g) expenditures incurred in contacting Unitholders upon termination of such Trust.

The fees and expenses set forth herein are payable out of each Trust and when so paid by or owing to the Trustee are secured by a lien on such Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by any Trust, the Trustee has the power to sell Portfolio Obligations from such Series to pay such amounts. To the extent Portfolio Obligations are sold, the size of such Trust will be reduced and the proportions of the types of Portfolio Obligations will change. Such sales might be required at a time when Portfolio Obligations would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which Portfolio Obligations may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

ADMINISTRATION OF THE TRUST FUNDS

RECORDS AND ACCOUNTS. In accordance with the Indenture, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such

Series at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Indenture on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Indenture, the Trustee may employ one or more agents for the purpose of custody and safeguarding of the Portfolio Obligations comprising the Trust Funds.

DISTRIBUTIONS FROM THE INTEREST, PRINCIPAL AND CAPITAL GAINS ACCOUNTS.

The terms of the Ginnie Maes provide for payment to the holders thereof (including each Trust) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a Trust on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such Trust created by the Indenture. Distributions will be made to each Unitholder of record of each Trust on the appropriate Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such Trust, computed as of the close of business on the preceding Record Date.

During the Reinvestment Period in connection with GNMA Portfolio Series 6, the pro rata share of cash in the Principal Account which has not been reinvested or committed for reinvestment will also be computed as of the first day of June and December and distributions to the Unitholders as of such Record Date will be made on June 15 and December 15. After the Reinvestment Period for GNMA Portfolio Series 6 and in all cases for GNMA Portfolio Series 7, the pro rata share of cash in the Principal Account will also be computed as of the first day of each month and distributions to the Unitholders as of such Record Date will be made on the fifteenth day of such month. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $0.01 per Unit.

Distributions for an IRA, Keogh or other tax-deferred retirement plan will not be sent to the individual Unitholder. These distributions will go directly to the custodian of the plan to avoid the penalties associated with premature withdrawals from such accounts. See "Retirement Plans."

All funds collected or received will be held by the Trustee in trust, without interest to Unitholders, as part of the appropriate Trust or the Reserve Accounts referred to below until required to be disbursed in accordance with the provisions of the Indenture. Such funds will be segregated on the trust ledger of the Trustee so long as such practice preserves a valid preference of Unitholders of such Trust under the bankruptcy laws of the United States, or if such preference is not preserved, the Trustee shall handle such funds in such other manner as shall constitute the segregation and holding thereof in trust within the meaning of the Investment Company Act of 1940, as the same may be from time to time amended. To the extent permitted by the Indenture and applicable banking regulations, such funds are available for use by the Trustee pursuant to normal banking procedures.

The first distribution, if any, for persons who purchase Units between a Record Date and a Distribution Date will be made on the second Distribution Date following their purchase of Units.

The Trustee is authorized by the Indenture to withdraw from the Principal and/or Interest Accounts of each Trust such amounts as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of such Trust, which amounts will be deposited in a separate Reserve Account. If the Trustee determines that the amount in the Reserve Account is greater than the amount necessary for payment of any taxes or other governmental charges, it will promptly deposit the excess back into the Account from which it was withdrawn.

PORTFOLIO SUPERVISION. The Indenture permits the Sponsor to direct the Trustee to dispose of any Portfolio Obligation in a Trust upon the happening of any of the following events:

    1. Default in the payment of principal or interest on any of the Portfolio Obligations when due and payable,

    2. Institution of legal proceedings seeking to restrain or enjoin the payment of any of the Portfolio Obligations or attacking their validity,

    3. A breach of covenant or warranty which could adversely affect the payment of debt service on the Portfolio Obligations,

    4. Default in the payment of principal or interest on any other outstanding obligation guaranteed or backed by the full faith and credit of the United States of America,

    5. A decline in market price to such an extent, or such other market credit or other factors exist, as in the opinion of the Sponsor would make retention of any of the Portfolio Obligations detrimental to a Trust and to the interests of the Unitholders,

    6. An offer is made to refund or refinance any of the Portfolio Obligations in the Trust Funds, or

    7. Termination of a Trust.

The Trustee shall sell any Portfolio Obligation in a Trust if there is a default in the payment of principal and interest on such Portfolio Obligation and no provision for payment is made therefore and the Sponsor fails to instruct the Trustee to sell or hold such Portfolio Obligation within thirty days after notice to the Sponsor from the Trustee of such default. The Trustee shall not be liable for any depreciation or loss by reason of any sale of Portfolio Obligations or by reason of the failure of the Sponsor to give directions to the Trustee.

Amounts received by a Trust upon the sale of any Portfolio Obligation under the conditions set forth above will be deposited in the Principal Account, Interest Account or Capital Gains Account for such Series, as appropriate, when received and pursuant to the Sponsor's instructions will be distributed by the Trustee on the next Distribution Date to Unitholders of record of such Series on the Record Date prior to such Distribution Date.

REPORTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to the Unitholders of such Series a statement of the amount of interest and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at such Trust's expense, by independent certified public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request.

Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during such calendar year was a Unitholder of record of a Trust a statement setting forth for the applicable Trust:

1. As to the Interest Account:

    (a) the amount of interest received on the Portfolio Obligations, including amounts received as a portion of the proceeds of any disposition of Portfolio Obligations;

    (b) the amount paid from the Interest Account representing accrued interest for any Units redeemed and amounts paid or reserved for purchases of substitute Portfolio Obligations;

    (c) the deductions from the Interest Account for applicable taxes or other governmental charges, if any, and fees and expenses of the Trustee (including auditing fees), the Sponsor, the Evaluator and counsel;

    (d) the deductions from the Interest Account for payment into the Reserve Account; and

    (e) the net amount remaining after such payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year.

2. As to the Principal Account:

    (a) the dates of the sale, maturity, liquidation or redemption of any of the Portfolio Obligations and the net proceeds received therefrom, excluding any portion credited to the Interest Account;

    (b) the amount paid from the Principal Account representing the principal of any Units redeemed and amounts paid or reserved for purchases of substitute Portfolio Obligations;

    (c) the deductions from the Principal Account, if any, for payment of applicable taxes or other governmental charges, fees and expenses of the Trustee (including auditing fees), the Sponsor, the Evaluator and counsel;

    (d) the deductions from the Principal Account for payment into the Reserve Account; and

    (e) the net amount remaining after such payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year.

3. The following information:

    (a) a list of the Portfolio Obligations, as appropriate, as of the last business day of such calendar year grouped by coupon and maturity range;

    (b) the number of Units outstanding on the last business day of such calendar year;

    (c) the Unit Value (as defined in the Indenture) based on the last Trust evaluation made during such calendar year; and

    (d) the amounts actually distributed during such calendar year from the Interest, Principal and Capital Gains Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

AMENDMENT. The Indenture may be amended by the Trustee and the Sponsor without the consent of Unitholders (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency, (c) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee) and (d) to take such action as may be needed from time to time to ensure that the Trusts continue to satisfy the qualifications of a regulated investment company; provided, however, that the Indenture may also be amended with respect to any Trust by the Sponsor and the Trustee (or the performance of any of the provisions of the Indenture may be waived) with the consent of Unitholders representing 66 2/3% of the Units then outstanding of such Trust for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unitholders thereof. However, the Indenture may not be amended, without the consent of the holders of all Units of a Trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions of the Indenture, the acquisition of any Portfolio Obligations other than those specified in the Indenture, or (2) to reduce the aforesaid percentage of Units of a Trust the holders of which are required to consent to certain of such amendments and may not be amended so as to reduce the interest in such Trust represented by Units without the consent of the holder of such Units. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

TERMINATION. The Indenture provides that a Trust will terminate shortly after the maturity, redemption, sale or other disposition of the last of the Portfolio Obligations held in such Trust. See "Essential Information" for each Trust. If the value of a Trust as shown by an evaluation is less than forty percent (40%) of the par value of the Portfolio Obligations deposited in such Trust, the Trustee shall, if directed by the Sponsor in writing, terminate such Trust. A Trust may also be terminated at any time by the written consent of holders of Units representing 66 2/3% of the Units then outstanding of such Trust.

Upon termination, the Trustee will sell the Portfolio Obligations then held in the appropriate Trust and credit the moneys derived from such sale to the Principal, Capital Gains and Interest Accounts thereof. A Trust will then, after deduction of any fees and expenses of such Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by such Trust, distribute to each Unitholder of such Series, only upon surrender for cancellation of his certificate, if issued, after due notice of such termination, such Unitholder's pro rata share in the Interest, Capital Gains and Principal Accounts. The sale of Portfolio Obligations in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Portfolio Obligations represented by the Units held by such Unitholder.

RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of moneys or Securities from any Trust, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Portfolio Obligations by the Trustee. However, the Trustee shall be liable for wilful malfeasance, wilful misconduct, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Indenture. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon a Trust or in respect of the Portfolio Obligations or the interest thereon. The Indenture also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without gross negligence, bad faith, wilful misconduct, wilful malfeasance or reckless disregard of its duties and obligations under the Indenture on its part.

The Trustee or any successor may resign by executing an instrument in writing, filing the same with the Sponsor and mailing a copy of such notice or resignation to all Unitholders then of record. Upon receiving such notice the Sponsor will use its best efforts to appoint a successor Trustee promptly. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor as provided in the Indenture. If within 30 days of the resignation of a Trustee no successor has been appointed or, if appointed, has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR. The Sponsor shall be under no liability to a Trust or to Unitholders for taking any action or for refraining from any action in good faith or for errors in judgment, nor shall the Sponsor be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Portfolio Obligations. The Sponsor will, however, be liable for its own wilful malfeasance, wilful misconduct, bad faith, gross negligence or reckless disregard of its duties and obligations under the Indenture.

If at any time the Sponsor shall resign under the Indenture or shall fail or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, or (2) continue to act as Sponsor itself without terminating the Indenture.

REGARDING THE EVALUATOR. The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. The Evaluator shall, however, be liable for its own wilful malfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Indenture.

The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor accepts appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. At the present time, pursuant to a contract with the Evaluator, Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trust Funds which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Muller Data Corporation, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

MISCELLANEOUS

SPONSOR. The Sponsor, Kemper Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601 (800) 621-5024, is a service of Kemper Securities, Inc., which is a wholly owned subsidiary of Kemper Financial Companies, Inc. which, in turn, is a wholly-owned subsidiary of Kemper Corporation. The Sponsor will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1994, the total stockholder's equity of Kemper Securities, Inc. was $252,676,937.

The foregoing information with regard to the Sponsor relates to the Sponsor only and not to the Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations shown herein. More comprehensive financial information can be obtained from the Sponsor upon request.

TRUSTEE. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation. Investors Fiduciary Trust Company is owned by State Street Boston Corporation.

The Trustee, whose duties are ministerial in nature, has not participated in selecting any of the Securities in the Trust Funds. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Administration of the Trust Funds."

LEGAL OPINION. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus and the Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

                                                                            PAGE
CONTENTS                                                                    ----
ESSENTIAL INFORMATION......................................................    2
THE TRUST FUNDS............................................................    4
 General...................................................................    4
 Risk Factors and Portfolio Information....................................    7
PORTFOLIOS.................................................................   12
NOTES TO PORTFOLIOS........................................................   13
REPORT OF INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS..............................................................   14
STATEMENTS OF CONDITION....................................................   15
RATING OF UNITS............................................................  A-1
PORTFOLIO SELECTION........................................................  A-1
THE UNITS..................................................................  A-2
ESTIMATED CURRENT RETURN AND ESTIMATED
  LONG-TERM RETURN.........................................................  A-2
PUBLIC OFFERING OF UNITS...................................................  A-3
 Public Offering Price.....................................................  A-3
 Initial Public Distribution...............................................  A-5
 Secondary Market..........................................................  A-6
 Profits of Sponsor........................................................  A-6
TAX STATUS.................................................................  A-7
RETIREMENT PLANS...........................................................  A-9
DISTRIBUTION REINVESTMENT.................................................. A-11
REDEMPTION................................................................. A-11
 Right of Redemption....................................................... A-11
 Computation of Redemption Value........................................... A-13
 Postponement of Redemption................................................ A-13
COMPARISON OF PUBLIC OFFERING PRICE
  AND REDEMPTION VALUE..................................................... A-14
RIGHTS OF UNITHOLDERS...................................................... A-14
 Unitholders............................................................... A-14
 Ownership of Units........................................................ A-14
 Certain Limitations....................................................... A-14
EXPENSES AND CHARGES....................................................... A-15
 Fees...................................................................... A-15
 Other Charges............................................................. A-15
ADMINISTRATION OF THE TRUST FUNDS.......................................... A-16
 Records and Accounts...................................................... A-16
 Distributions from the Interest, Principal and
   Capital Gains Accounts.................................................. A-16
 Portfolio Supervision..................................................... A-17
 Reports to Unitholders.................................................... A-18
 Amendment................................................................. A-19
 Termination............................................................... A-19
RESIGNATION, REMOVAL AND LIABILITY......................................... A-20
 Regarding the Trustee..................................................... A-20
 Regarding the Sponsor..................................................... A-20
 Regarding the Evaluator................................................... A-20
MISCELLANEOUS.............................................................. A-21
 Sponsor................................................................... A-21
 Trustee................................................................... A-21
 Legal Opinion............................................................. A-21
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS................................... A-21

                      -----------------------------------
THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
                      -----------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE TRUSTEE, OR THE SPONSOR. THE FUND IS REGISTERED AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE FUND OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                      -----------------------------------
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                       CONTENTS OF REGISTRATION STATEMENT

This Amended Registration Statement comprises the following papers and documents:

    The facing sheet

    The Cross-Reference Sheet

    The Prospectus

    The signatures

The following exhibits:

 1.1        --Form of Trust Indenture and Agreement (to be filed by amendment).
 1.1.1      --Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1(a)
             to the Registration Statement on Form S-6 with respect to Kemper Government
             Securities Trust (Registration No. 33-26754) as filed on February 14, 1989.
 2.1        --Form of Certificate of Ownership (pages three to nine, inclusive, of the
             Standard Terms and Conditions of Trust included as Exhibit 1.1.1).
 3.1        --Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax
             Status" and "Legal Opinions" in the Prospectus (to be filed by amendment).
 4.1        --Consent of Standard & Poor's (to be filed by amendment).
 4.2        --Consent of Muller Data Corporation (to be filed by amendment).
 4.3        --Consent of Grant Thornton LLP (to be filed by amendment).

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, KEMPER DEFINED FUNDS SERIES 45 HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 20TH DAY OF JUNE, 1995.

                                          KEMPER DEFINED FUNDS SERIES 45

                                            Registrant

                                          By: KEMPER UNIT INVESTMENT TRUSTS,
                                            a service of KEMPER SECURITIES,
                                           INC.
                                            Depositor

                                          By:  /s/ Michael J. Thoms
                                            -----------------------------------
                                                   Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON JUNE 20, 1995 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF KEMPER SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
              James R. Boris
- -------------------------------------------
              James R. Boris                Chairman and Chief Executive Officer
           Stephen G. McConahey
- -------------------------------------------
           Stephen G. McConahey             President and Chief Operating Officer
             Frank V. Geremia
- -------------------------------------------
             Frank V. Geremia               Senior Executive Vice President
              David M. Greene
- -------------------------------------------
              David M. Greene               Senior Executive Vice President
            Arthur J. McGivern
- -------------------------------------------
            Arthur J. McGivern              Senior Executive Vice President and General
                                             Counsel
               Ramon Pecuch
- -------------------------------------------
               Ramon Pecuch                 Senior Executive Vice President and
                                             Director
              Thomas R. Reedy
- -------------------------------------------
              Thomas R. Reedy               Senior Executive Vice President and
                                             Director
              Janet L. Reali
- -------------------------------------------
              Janet L. Reali                Executive Vice President, Corporate Counsel
                                             and Secretary
            Daniel D. Williams
- -------------------------------------------
            Daniel D. Williams              Executive Vice President and Treasurer
              David B. Mathis
- -------------------------------------------
              David B. Mathis               Director
            Stephen B. Timbers
- -------------------------------------------
            Stephen B. Timbers              Director
              Donald F. Eller
- -------------------------------------------
              Donald F. Eller               Director

                                                  /s/ Michael J. Thoms
                                          _____________________________________
                                                     Michael J. Thoms

  MICHAEL J. THOMS SIGNS THIS DOCUMENT PURSUANT TO A POWER OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-6 FOR KEMPER DEFINED FUNDS SERIES 28 (REGISTRATION NO. 33-56779) AS FILED ON DECEMBER 14, 1994.